Filed by Coast Casinos, Inc. pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Coast Casinos, Inc. Commission File No.: 000-26922

[Coast Casinos letterhead]

May 12, 2004

[Stockholder Name]
[Stockholder Address]

To the stockholders of Coast Casinos, Inc.:

        As you know, the Agreement and Plan of Merger, dated as of February 6, 2004 and as amended, among Boyd Gaming Corporation, BGC, Inc. and Coast Casinos, Inc. and the proposed merger of Coast Casinos with and into BGC were overwhelmingly approved by the stockholders of Coast Casinos at our 2004 Annual Meeting of Stockholders. Subject to the receipt of all remaining regulatory and other approvals, we currently expect that the proposed merger will close in mid-2004. If the merger is consummated as we expect, each Coast Casinos stockholder who did not submit a Form of Election and Transmittal Letter prior to the April 28, 2004 election deadline will be provided a Letter of Transmittal with which such stockholder will be required to submit his or her stock certificates in order to receive the merger consideration. The Letter of Transmittal is expected to be delivered to Coast Casinos stockholders separately on or about the closing of the merger.

        In light of our expectation that the merger will close in mid-2004, we would like to remind all Coast Casinos stockholders that it will be necessary for them to deliver their Coast Casinos stock certificates in order to receive the merger consideration. Therefore, please make sure you are able to locate your Coast Casinos stock certificates as soon as possible. If you cannot locate your stock certificates, please contact Barry Lieberman, General Counsel of Coast Casinos, at (702) 365-7006 immediately to receive replacement instructions.

        In the event that you do not contact Mr. Lieberman regarding the replacement of lost stock certificates before the closing of the merger, you will be required to provide to Wells Fargo Shareowner Services, the exchange agent, an affidavit and lost security surety bond reasonably acceptable to Wells Fargo Shareowner Services. While lost security surety bond premiums vary, Wells Fargo Shareowner Services has advised us that such premiums may amount to 2% or more of the value of the stock represented by the lost certificates.

        For more information about the merger and the merger consideration, please refer to the Joint Proxy Statement/Prospectus dated March 29, 2004 and mailed to you on or about April 1, 2004. Coast Casinos urges stockholders to read the Joint Proxy Statement/Prospectus and any other relevant documents filed with the SEC because they contain important information. You may obtain these documents free of charge at the SEC’s website, www.sec.gov. Duplicate copies of the Joint Proxy Statement/Prospectus may also be obtained by contacting Coast Casinos, Attn: Gage Parrish at 4500 West Tropicana Avenue, Las Vegas, Nevada 89103 or by e-mail to gparrish@coastcasinos.net.

Very truly yours,

/s/ Harlan Braaten

Harlan Braaten
President

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